82-35067

RECEIVED

2007 JUN 25 A 6:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024678

PROCESSED

JUN 28 2007

THOMSON FINANCIAL

B

SUPPL

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

News Release

MANICOUAGAN COMMENCES PHASE II DIAMOND DRILLING OF THE BRABANT LAKE ZINC-COPPER DEPOSIT

30 TO 40 HOLES TOTALING 12,000 TO 15,000 METRES EXPECTED

TORONTO, June 12, 2007 - Manicouagan Minerals Inc. (TSXV – MAM) announced today that Phase II diamond drilling has commenced at its wholly owned Brabant Lake Zinc-Copper Deposit. Phase II drilling is expected to consist of approximately 30 to 40 drill holes totaling, in aggregate, some 12,000 to 15,000 metres.

This Phase II program is designed to expand the limits of the Lower Zone which remains largely unexplored. The Phase II program is also designed to facilitate the calculation of a new resource estimate of the deposit in late 2007 or early 2008.

The new resource estimate will be based on a closer spaced drill pattern than the previous resource estimates and as such it is expected that a significant portion of the new resource estimate will be in the indicated rather than inferred resource category. Manicouagan continues to focus on building resources in the Lower Zone which in the first 20 holes of the Phase I program averaged 9.40% zinc over 6.43 metres which is roughly double the zinc grade of the historical resource. All of these efforts are focused on determining the commercial attractiveness of the Brabant Lake Zinc-Copper Deposit.

The Brabant Lake Zinc-Copper Deposit was the subject of an NI 43-101 Technical Report completed by MPH Consulting Ltd. and dated September 15th, 2006. The Brabant Lake Technical Report can be viewed on the Company's website at www.manicouaganminerals.com. A copy can also be found with the Company's filings at www.sedar.com.

A drill hole location plan, a table showing drill results to date as well as additional information on the project is available on the Company's website at www.manicouaganminerals.com. The drill hole location plan shows collar locations of Phase I drill holes as well as idealized collar locations of planned

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Phase II drill holes. Proposed hole locations will be modified as the drill program progresses.

The Brabant Lake property consists of 21 contiguous claims registered as ML 5054 and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President – Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Saskatchewan and Quebec, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

For further information contact:

Joseph Baylis, President and Chief Executive Officer
(416) 542-3980
investorrelations@manicouaganminerals.com

(See attached sketch)



LEGEND
Drill Collars
Drilled
Proposed
Proposed Drill Trace
Surveyed Features
Creek
Grid Lines
Road - Current
Drill Access - Proposed
580,800
581,000
581,200
6,221,600
6,221,400
6,221,200
6,221,000
6,220,800
UTM Zone 13, NAD83
0
50
100
metres
N
S
E
W
PH07-008
PH07-014
PH07-015
PH07-009
PH07-007
PH07-016
PH07-010
PH07-006
PH07-017
PH07-011
PH07-005
PH07-018
PH07-012
PH07-004
PH07-019
PH07-013
PH07-020
PH07-003
PH07-044
PH07-022
PH07-021
PH07-002
PH07-001
PH07-023
PH07-024
PH07-026
PH07-025
PH07-027
PH07-035
PH07-028
PH07-029
PH07-040
PH07-031
PH07-041
PH07-036
PH07-030
PH07-042
PH07-032
PH07-043
PH07-033
PH07-037
PH07-034
PH07-038
PH07-039
MANICOUAGAN MINERALS INC.
Brabant Lake Zinc Property
Saskatchewan, Canada
PROPOSED PHASE II
DRILLING, APRIL 2007

END